UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Allied Riser Communications Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

019496 10 8

(CUSIP Number)

February 4, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "Filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019496 10 8

1.  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     R. David Spreng

2.  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

     United States of America

Number of                           5.  Sole Voting Power

Shares Beneficially                     0

Owned By Each                    6.  Shared Voting Power

Reporting                                 0

Person With                         7.  Sole Dispositive Power

                                              0

                                        8.  Shared Dispositive Power

                                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

11.  Percent of Class Represented by Amount in Row (9)

      0.0%

12.  Type of Reporting Person

      IN

CUSIP No. 019496 10 8

1.  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Crescendo World Fund, LLC

2.  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

     Delaware

Number of                           5.  Sole Voting Power

Shares Beneficially                     0

Owned By Each                    6.  Shared Voting Power

Reporting                                 0

Person With                         7.  Sole Dispositive Power

                                              0

                                        8.  Shared Dispositive Power

                                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

11.  Percent of Class Represented by Amount in Row (9)

      0.0%

12.  Type of Reporting Person

      OO

CUSIP No. 019496 10 8

1.  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Crescendo Ventures - World Fund, LLC

2.  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

     Delaware

Number of                           5.  Sole Voting Power

Shares Beneficially                     0

Owned By Each                    6.  Shared Voting Power

Reporting                                 0

Person With                         7.  Sole Dispositive Power

                                              0

                                        8.  Shared Dispositive Power

                                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

11.  Percent of Class Represented by Amount in Row (9)

      0.0%

12.  Type of Reporting Person

      OO

CUSIP No. 019496 10 8

1.  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Eagle Ventures WF, LLC

2.  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

     Minnesota

Number of                           5.  Sole Voting Power

Shares Beneficially                     0

Owned By Each                    6.  Shared Voting Power

Reporting                                 0

Person With                         7.  Sole Dispositive Power

                                              0

                                        8.  Shared Dispositive Power

                                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

11.  Percent of Class Represented by Amount in Row (9)

      0.0%

12.  Type of Reporting Person

      OO

CUSIP No. 019496 10 8

1.  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Crescendo III, LP

2.  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

     Delaware

Number of                           5.  Sole Voting Power

Shares Beneficially                     0

Owned By Each                    6.  Shared Voting Power

Reporting                                 0

Person With                         7.  Sole Dispositive Power

                                              0

                                        8.  Shared Dispositive Power

                                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

11.  Percent of Class Represented by Amount in Row (9)

      0.0%

12.  Type of Reporting Person

      PN

CUSIP No. 019496 10 8

1.  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Crescendo III Executive Fund, LP

2.  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

     Delaware

Number of                           5.  Sole Voting Power

Shares Beneficially                     0

Owned By Each                    6.  Shared Voting Power

Reporting                                 0

Person With                         7.  Sole Dispositive Power

                                              0

                                        8.  Shared Dispositive Power

                                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

11.  Percent of Class Represented by Amount in Row (9)

      0.0%

12.  Type of Reporting Person

      PN

CUSIP No. 019496 10 8

1.  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Crescendo Ventures III, LLC

2.  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

     Delaware

Number of                           5.  Sole Voting Power

Shares Beneficially                     0

Owned By Each                    6.  Shared Voting Power

Reporting                                 0

Person With                         7.  Sole Dispositive Power

                                              0

                                        8.  Shared Dispositive Power

                                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

11.  Percent of Class Represented by Amount in Row (9)

      0.0%

12.  Type of Reporting Person

      OO

CUSIP No. 019496 10 8

1.  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Crescendo III, GbR

2.  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

     Germany

Number of                           5.  Sole Voting Power

Shares Beneficially                     0

Owned By Each                    6.  Shared Voting Power

Reporting                                 0

Person With                         7.  Sole Dispositive Power

                                              0

                                        8.  Shared Dispositive Power

                                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

11.  Percent of Class Represented by Amount in Row (9)

      0.0%

12.  Type of Reporting Person

      OO

CUSIP No. 019496 10 8

1.  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

     Verbier Ventures, LLC

2.  Check the Appropriate Box if a Member of a Group

     (a)  [X]
     (b)  [  ]

3.  SEC Use Only

4.  Citizenship or Place of Organization

     Minnesota

Number of                           5.  Sole Voting Power

Shares Beneficially                     0

Owned By Each                    6.  Shared Voting Power

Reporting                                 0

Person With                         7.  Sole Dispositive Power

                                              0

                                        8.  Shared Dispositive Power

                                             0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 Shares

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      [  ]

11.  Percent of Class Represented by Amount in Row (9)

      0.0%

12.  Type of Reporting Person

      OO

Item 1.

(a)  Name of Issuer:   Allied Riser Communications Corporation

(b)  Address of Issuer's Principal Executive Offices:   1700 Pacific Avenue, Suite 400, Dallas, TX 75201

Item 2.

(a)  Name of Person(s) Filing:   Crescendo World Fund, LLC; Crescendo Ventures - World Fund, LLC; Eagle Ventures WF, LLC; R. David Spreng;       Crescendo III, LP; Crescendo III Executive Fund, LP; Crescendo Ventures III, LLC; Crescendo III, GbR; Verbier Ventures, LLC.

(b)  Address of Principal Business Office or, if none, Residence:   800 LaSalle Avenue, Suite 2250, Minneapolis, MN 55402.

(c)  Citizenship:   Crescendo World Fund, LLC - Delaware; Crescendo Ventures III, LLC - Delaware; Crescendo Ventures - World Fund, LLC -       Delaware; Eagle Ventures WF, LLC - Minnesota; R. David Spreng - United States of America; Crescendo III, LP - Delaware; Crescendo III       Executive Fund, LP - Delaware; Crescendo III, GbR - Germany; Verbier Ventures, LLC - Minnesota.

(d)  Title of Class of Securities:   Common Stock, par value $0.0001.

(e)  CUSIP Number:   019496 10 8.

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [  ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)  [  ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  [  ]  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)  [  ]  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)  [  ]  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)  [  ]  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)  [  ]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of            1940 (15 U.S.C. 80a-3);

(j)  [  ]  Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount Beneficially Owned:   See responses to Item 9 on the attached cover pages.

(b)  Percent of Class:   See responses to Item 11 on the attached cover pages.

(c)  Number of Shares as to Which the Person Has:

     (i)    Sole Power to Vote or to Direct the Vote:   See responses to Item 5 on the attached cover pages.

     (ii)   Shared Power to Vote or to Direct the Vote:   See responses to Item 6 on the attached cover pages.

     (iii)  Sole Power to Dispose or to Direct the Disposition of:   See responses to Item 7 on the attached cover pages

     (iv)  Shared Power to Dispose or to Direct the Disposition of:   See responses to Item 8 on the attached cover pages.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding                Company

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

See Attached Exhibit A.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002

By: /s/ R. David Spreng	By: /s/ R. David Spreng	By: /s/ R. David Spreng
R. David Spreng	R. David Spreng	R. David Spreng
CRESCENDO WORLD FUND, LLC	CRESCENDO III, LP	CRESCENDO III, GbR
By: Crescendo Ventures - World Fund, LLC	By: Crescendo Ventures III, LLC	By: Crescendo Ventures III, LLC and Verbier Ventures, LLC
Its: Managing Member	Its: General Partner	Its: Managing Partners

By: /s/ R. David Spreng	By: /s/ R. David Spreng	By: /s/ R. David Spreng
R. David Spreng	R. David Spreng Managing Member	R. David Spreng Chief Manager
CRESCENDO VENTURES III, LLC	EAGLE VENTURES WF, LLC	CRESCENDO III EXECUTIVE FUND, LP
By: Crescendo Ventures III, LLC
Its: General Partner

By: /s/ R. David Spreng	By: /s/ R. David Spreng	By: /s/ R. David Spreng
R. David Spreng	R. David Spreng Managing Member	R. David Spreng Manager Member
CRESCENDO VENTURES - WORLD FUND, LLC	VERBIER VENTURES, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)